Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

In compliance with the provisions of Section 157, Paragraph 4, of Law No. 6,404/76 and the Brazilian Exchange Commission (CVM) Instruction No. 358/02, Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and to the market that, jointly with its subsidiary Itaú Unibanco S.A. (“Itaú Unibanco”), it has obtained the approval from the Central Bank of Brazil to carry out the investment in XP Investimentos S.A. (“XP Holding”), which was announced in the Material Fact of May 11, 2017, upon the execution of a Concentration Control Agreement (“CCA”), through which certain commitments were assumed before such authority, reinforcing the autonomy and independence of the XP group.

As previously announced to the market, Itaú Unibanco entered into a Share Purchase Agreement with XP Controle Participações S.A. (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações (“GA”) and Dyna III Fundo de Investimento em Participações (“Dyna”), among others (all of which, the "Sellers”), on May 11, 2017, by means of which it undertook to acquire, in a first tranche, 49.9% of the total share capital (30.1% of which are common shares) of XP Holdings, by means of a capital increase in the amount of R$ 600 million and the acquisition of shares issued by XP Holding held by the Sellers in the amount of R$ 5.7 billion, and such amounts are subject to contractual adjustments from May 11, 2017 until the effective financial settlement of the transaction (“First Acquisition”). The First Acquisition will be completed on August 31, 2018.

In addition to the First Acquisition, the contract provides for a single additional acquisition in 2022, subject to Central Bank of Brazil’s future approval, which if approved will enable Itaú Unibanco to hold up to 62.4% of the total share capital of XP Holding (equivalent to 40.0% of the common shares) based on a multiple (19 times) of XP Holdings earnings, it being understood, therefore, that the control of the XP group will remain unaltered and will continue to be held by XP Controle shareholders.

As also previously announced, Itaú Unibanco and certain of the Sellers will execute, on the date of the closing of the First Acquisition, a Shareholders’ Agreement that will reflect, among other things, provisions regarding the rights of Itaú Unibanco as a minority shareholder of XP Holding, including the right to appoint 2 out of 7 members of the XP Holding’s Board of Directors. Itaú Unibanco’s call option and XP Controle put option, which if exercised would transfer the control of XP Holding to Itaú Unibanco, were cancelled, and potential further acquisitions of XP Holding shares planned for the future were also cancelled. Furthermore, Itaú Unibanco undertook before the Central Bank of Brazil the commitment not to acquire the control of XP Holding for 8 years as from the signing of the Concentration Control Agreement.

The completion of the First Acquisition is not expected to have material effects on the Company’s recurring earnings in this fiscal year. The impact of the First Acquisition on Itaú Unibanco Holding S.A.’s CET1 fully loaded ratio with Basel III rules is estimated at 90 bps.

Itaú Unibanco reiterates, with this transaction, its commitment to the Brazilian market and the creation of long-term shareholder value.

São Paulo-SP, August 10, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations